

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lewis Young Robertson & Burningham,

We have reviewed management's statements, included in the accompanying Lewis Young Robertson & Burningham Exemption Report, in which Lewis Young Robertson & Burningham (the Company) stated that they are a non-covered Firm, and will not claim an exemption from 17 C.F.R. §240.15c3-3, in reliance on Footnote 74 of the Securities and Exchange Commissions Release #34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. During the reporting period, the Company has represented that it did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Lewis Young Robertson & Burningham's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lewis Young Robertson & Burningham's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the Securities and Exchange Commission Release #34-70073 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 27, 2021